Exhibit 12.1
STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Sept. 28,	Sept. 26,	Sept. 25,	Sept. 24,	Sept. 30,
	2003(1)(2)	2004(1)(2)	2005(2)	2006(2)	2007(2)
Earnings:
Income before income taxes	$15,946	$111,140	$39,908	$44,011	$82,674

Amortization of capitalized interest	352	302	251	219	226

Interest	52,524	78,790	55,211	58,476	67,849

Less interest capitalized during the period	(144)	(323)	(1,111)	(4,276)	(9,806)

Net amortization of debt discount and premium and issuance expense	3,158	11,321	3,042	3,038	5,496

Interest portion of rental expense	22,740	23,979	25,461	23,681	21,762

Earnings as adjusted	$94,576	$225,209	$122,762	$125,149	$168,201

Fixed charges:
Interest	$52,524	$78,790	$55,211	$58,476	$67,849

Net amortization of debt discount and premium and issuance expense	3,158	11,321	3,042	3,038	5,496

Interest portion of rental expense	22,740	23,979	25,461	23,681	21,762

Fixed charges	$78,422	$114,090	$83,714	$85,195	$95,107

Ratio of Earnings to Fixed Charges	1.21	1.97	1.47	1.47	1.77

(1)	Fiscal 2003 includes the Company’s 50% share of Santee. Fiscal 2004 includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.

(2)	Fiscal years 2003, 2004, 2005 and 2006 were 52-week years while fiscal 2007 was a 53-week year.